

July 2, 2013

<u>Via E-mail</u>
Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A
Chengjian Plaza, No. 18
BeiTaiPingZhuang Rd, Haidian District
Beijing PRC 1000088

     Re: Ambow Education Holding Ltd.
              Form 20-F for fiscal year ended December 31, 2011
              Filed May 29, 2012
              File No. 001-34824

Dear Dr. Huang:

     We issued comments to you on the above captioned filing on December 21, 2012, February 15, 2013, April 4, 2013 and May 17, 2013**.** In response to our comments, you submitted response letters dated January 31, 2013, March 18, 2013, May 2, 2013 and May 31, 2013 which included proposed disclosure to be included in an amendment to your Form 20-F for fiscal year ended December 31, 2011. As of the date of this letter, the amendment to your Form 20-F for fiscal year ended December 31, 2011 has yet to be filed. We expect you to file a complete amendment to your Form 20-F for fiscal year ended December 31, 2011 by July 17, 2013.

     If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Shuang Zhao, Esq.